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                           June 16, 2023

       Jing Tang
       Chief Financial Officer
       Able View Global Inc.
       Room 1803, Shanghai International Building
       511 Weihai Road, Jing   an District
       Shanghai
       China

                                                        Re: Able View Global
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed June 13, 2023
                                                            File No. 333-270675

       Dear Jing Tang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-4 Filed June 13,
2023

       Unaudited Pro Forma Combined Financial Information, page 167

   1. Under the Waiver Agreement dated June 12, 2023, all parties have waived the closing condition that either
HMAC or Pubco having at least $5,000,001 in net tangible assets as of the Closing. Please
tell us what consideration was given to how the Waiver Agreement may affect your
determination of the maximum number of HMAC shares that can be redeemed and the
Business Combination Agreement still be completed.
 Jing Tang
FirstName
Able View LastNameJing
           Global Inc. Tang
Comapany
June       NameAble View Global Inc.
     16, 2023
June 16,
Page 2 2023 Page 2
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Elizabeth Chen